UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 10, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated May 26, 2010 entitled ‘Mobile Working Solutions in European Enterprises held back by Concerns over Cost Control and Complexity’

2.                                    Stock Exchange Announcement dated May 5, 2010 entitled ‘Transaction in Own Securities’

3.                                    Stock Exchange Announcement dated May 6, 2010 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated May 11, 2010 entitled ‘Transaction in Own Securities’

5.                                    Stock Exchange Announcement dated May 12, 2010 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated May 13, 2010 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated May 14, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated May 17, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated May 19, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated May 20, 2010 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated May 20, 2010 entitled ‘Notification of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.                            Stock Exchange Announcement dated May 21, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated May 24, 2010 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated May 26, 2010 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated May 27, 2010 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated May 28, 2010 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

26 May 2010

MOBILE WORKING SOLUTIONS IN EUROPEAN ENTERPRISES HELD BACK BY CONCERNS OVER COST CONTROL AND COMPLEXITY

•     With mobile working becoming more commonplace, Vodafone Global Enterprise believes companies should adopt the latest working practices and solutions to enhance productivity and increase employee satisfaction

A new research study on mobile working has revealed that nearly 60 % of European multinationals currently have limited or no mobile working capabilities in place, with managers concerned about pricing predictability and the impact on corporate culture as two of the key barriers to adoption.

According to a pan-European* study undertaken by Vodafone Global Enterprise - the Vodafone business that manages the telecoms needs of multinational enterprise customers - only two fifths (41%) of the 500 multinationals surveyed said they had a comprehensive mobile working solution in place. A further 44% said it was an important priority, while one sixth (15%) said they did not have a plan to initiate mobile working.

The study asked respondents what they thought were the main reasons behind companies not embracing mobile working solutions.  70% of respondents highlighted fears that differing tariff structures across many different markets would prove complex to manage.  Other fears included a deterioration of productivity and the security implications of corporate applications being widely used on mobile devices.

However, large businesses are becoming more mobile and the study identified a strong desire amongst European enterprise employees for mobile working capabilities. Almost three quarters of firms (70%) said their employees wanted the option of flexible working.

This survey reinforces the considerable opportunity for providers of managed mobile solutions such as Vodafone Global Enterprise, which has recently expanded its client base to around 575 multi-national corporations and reported revenues of £1.1bn in the year to 31 March 2010.

Founded in 2006, Vodafone Global Enterprise now provides services and pricing structures that directly answer the business concerns raised in this survey. These include:

•	“per seat” pricing – which provides complete transparency and budgeting predictability across countries and continents
•	“device manager” – which enables the remote management of mobile devices ensuring corporate security and the ability to upload business applications worldwide
•	fixed and mobile converged solutions – which allow companies to consolidate their telecommunications management, including IP Centrex systems, and
•	a “Master Services Agreement” – a single signature contract covering 38 countries

These are just a few of the products and services being offered by Vodafone’s Global Enterprise division. It also provides businesses with managed mobility solutions, beneficial pricing bundles, centralised procurement, global portfolios of devices, advantageous roaming packages and consultancy advice for companies considering mobile or “total communications” (fixed and mobile) options.

Nick Jeffery, CEO of Vodafone Global Enterprise, said “the perceived barriers to adopting mobile working practices are easily overcome. Our experience shows that mobile working leads to cost savings as companies unify their communications needs and it also boosts productivity, because it enables employees to make better use of their time.

“Further benefits are higher levels of job satisfaction amongst employees, reduced travel costs, potential savings from avoiding extra office space and the ability to lessen the company’s carbon footprint”.

Industry analysts also support the view that the benefits of mobile working far outweigh any perceived barriers.

“The benefits of mobile working and home-working in particular, are becoming clearer to businesses,” said Nicholas McQuire, Research Director at IDC. “Although there are some perceived obstacles, the benefits around cost reduction, enhanced productivity, more robust business-continuity plans and improved sustainability and compliance are helping organisations to overcome any doubts and offer employees greater flexibility in terms of where they choose to work.”

In order to assist companies considering embracing mobile working, Vodafone Global Enterprise has produced a White Paper entitled “Mobile Flexible Working”, which outlines how to approach this transition and optimise the benefits. At its core is the premise that mobile and flexible working is an irreversible development, as the world becomes increasingly connected and the relationship between work, home and the community evolves.

> Download the White Paper

Note to Editors:

* The survey polled 500 managers of multinational companies across Germany, Italy, Netherlands, Spain and the UK.

In this research, the term “mobile working” was defined in its fullest sense meaning the provision of the correct productivity tools (e.g. VPN, mobile email), security and managerial support to enable employees across the enterprise to work remotely in an effective manner.

This release is the first in a series of findings from Vodafone Global Enterprise designed to identify key trends in mobile working.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 May 2010

Number of ordinary shares transferred:	128,091

Highest transfer price per share:	144.5p

Lowest transfer price per share:	142.6p

Following the above transfer, Vodafone holds 5,168,214,788 of its ordinary shares in treasury and has 52,641,081,481 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 May 2010

Number of ordinary shares transferred:	104,168

Highest transfer price per share:	145.35p

Lowest transfer price per share:	145.35p

Following the above transfer, Vodafone holds 5,168,110,620 of its ordinary shares in treasury and has 52,641,185,649 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 May 2010

Number of ordinary shares transferred:	87,408

Highest transfer price per share:	141.95p

Lowest transfer price per share:	139.3p

Following the above transfer, Vodafone holds 5,168,023,212 of its ordinary shares in treasury and has 52,641,273,057 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 May 2010

Number of ordinary shares transferred:	9,255

Highest transfer price per share:	132.9p

Lowest transfer price per share:	132.9p

Following the above transfer, Vodafone holds 5,168,013,957 of its ordinary shares in treasury and has 52,641,282,312 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 May 2010

Number of ordinary shares transferred:	118,845

Highest transfer price per share:	139p

Lowest transfer price per share:	139p

Following the above transfer, Vodafone holds 5,167,895,112 of its ordinary shares in treasury and has 52,641,401,157 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 May 2010

Number of ordinary shares transferred:	99,536

Highest transfer price per share:	136.85p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,167,795,576 of its ordinary shares in treasury and has 52,641,500,693 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 May 2010

Number of ordinary shares transferred:	53,545

Highest transfer price per share:	137.95p

Lowest transfer price per share:	137.95p

Following the above transfer, Vodafone holds 5,167,742,031 of its ordinary shares in treasury and has 52,641,554,238 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone” or the “Company”) announces today that it has reduced the number of its ordinary shares of U.S.$0.11 3/7 each previously reported to be held in treasury by 27 million.  The Company previously announced on 11 September 2008, in accordance with LR 12.4.6, that it had purchased a total of 27 million ordinary shares (“the Shares”) on 10 September 2008 via Lehman Brothers International (Europe) (“LBIE) with the intention of holding the Shares in treasury.  As a result of LBIE being placed into administration on 15 September 2008, the transactions did not settle and so the Shares were not delivered to the Company’s designated treasury account and payment for the Shares was not made.  Pursuant to ongoing communications with the administrator of LBIE, the Company has decided to treat the transactions to purchase the Shares as failed and is reflecting this by making the necessary adjustment in its accounts for the year ended 31 March 2010.  The Shares represent 0.046% of the Company’s current total issued share capital including treasury shares.  As a result of the correction, the reported number of the Company’s ordinary shares in issue, excluding treasury, increases by 27 million. The total number of shares in issue including treasury shares remains the same, therefore.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 May 2010

Number of ordinary shares transferred:	251,695

Highest transfer price per share:	138p

Lowest transfer price per share:	134.5p

Following the above correction and transfer, Vodafone holds 5,140,490,336 of its ordinary shares in treasury and has 52,668,805,933 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 May 2010

Number of ordinary shares transferred:	556,082

Highest transfer price per share:	136.35p

Lowest transfer price per share:	136.35p

Following the above transfer, Vodafone holds 5,139,934,254 of its ordinary shares in treasury and has 52,669,362,015 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 19 May 2010 by Computershare Trustees Limited that on 13 May 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 137.2p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	182
Michel Combes*	184
Andrew Halford*	182
Matthew Kirk	184
Ronald Schellekens	182

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 May 2010

Number of ordinary shares transferred:	35,963

Highest transfer price per share:	136p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,139,898,291 of its ordinary shares in treasury and has 52,669,397,978 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 May 2010

Number of ordinary shares transferred:	22,225

Highest transfer price per share:	131p

Lowest transfer price per share:	131p

Following the above transfer, Vodafone holds 5,139,876,066 of its ordinary shares in treasury and has 52,669,420,203 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 May 2010

Number of ordinary shares transferred:	24,734

Highest transfer price per share:	130p

Lowest transfer price per share:	129.45p

Following the above transfer, Vodafone holds 5,139,851,332 of its ordinary shares in treasury and has 52,669,444,937 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 May 2010

Number of ordinary shares transferred:	15,387

Highest transfer price per share:	130.65p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,139,835,945 of its ordinary shares in treasury and has 52,669,460,324 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 May 2010

Number of ordinary shares transferred:	4,544

Highest transfer price per share:	92.99p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,139,831,401 of its ordinary shares in treasury and has 57,809,296,269 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,669,464,868 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,669,464,868. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 10, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary